UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28754 / June 1, 2009

_____

In the Matter of	:
	:
FLAHERTY & CRUMRINE PREFERRED INCOME FUND	:
INCORPORATED	:
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY	:
FUND INCORPORATED	:
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES	:
INCOME FUND INCORPORATED	:
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND	:
INCORPORATED	:
	:
301 E. Colorado Boulevard	:
Suite 720	:
Pasadena, CA 91101	:
	:
(812-13598)	:

_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(1)(A) AND (B) OF THE ACT

Flaherty & Crumrine Preferred Income Fund Incorporated, Flaherty & Crumrine
Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine/Claymore
Preferred Securities Income Fund Incorporated, and Flaherty & Crumrine/Claymore
Total Return Fund Incorporated filed an application on November 4, 2008, and
amendments to the application on March 23, 2009 and April 23, 2009, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 18(a)(1)(A) and (B) of the Act. The order would permit each
applicant to issue or incur debt that would be used to redeem the applicant's auction
preferred shares issued prior to February 1, 2008 that are outstanding at the time of such
issuance or incurrence of debt ("post-order debt"), and to refinance such post-order debt,
subject to the 200% asset coverage requirement ordinarily applicable to a senior security
that is stock. The exemption period would be from the date of the order until October 31,
2010. The order also would permit each applicant to declare dividends or any other
distributions on, or purchase, capital stock during the exemption period, provided that

any such post-order debt has asset coverage of at least 200% after deducting the amount of such transaction.

On May 8, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28722). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Flaherty & Crumrine Preferred Income Fund Incorporated, *et al.*, (File No. 812-13598),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary